Exhibit 107

Calculation of Filing Fee Table(1)

Form 424(b)(5)

(Form Type)

Cencora, Inc.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered Securities and Carry Forward Securities

	Security Type	Security Class Title	Fee Calculation Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee
Fees to Be Paid	Debt	5.125% Senior Notes due 2034	Rule 457(r)	$500,000,000	99.867%	$499,335,000	$147.60 per million	$73,701.85
TOTAL	—	—	—	$500,000,000	—	$499,335,000	$147.60 per million	$73,701.85

(1)	In accordance with Rules 456(b) and 457(r) of the Securities Act of 1933, as amended (the “Securities Act”), the registrant initially deferred payment of all of the registration fee in respect of the base prospectus filed with, and forming a part of, the Registration Statement on Form S-3 (File No. 333-261306) which was filed on November 23, 2021.